UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 1, 2011

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated November 2, 2011.

•	Press Release dated November 3, 2011.

•	Press Release dated November 14, 2011.

•	Press Release dated November 14, 2011.

•	Press Release dated November 16, 2011.

•	Press Release dated November 16, 2011.

•	Press Release dated November 23, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: December 1, 2011	By:	/s/ “Alison T. Love”
Alison T. Love

2

NEWS RELEASE

Enbridge increases investment in Cabin Gas Plant Development

CALGARY, Alberta – November 2, 2011 – Enbridge Inc. (TSX, NYSE: ENB) announced today that it has reached agreement to acquire an additional 13.3% interest in the Cabin Gas Plant Development. Combined with Enbridge’s previously announced acquisition of a 57.7% majority interest, Enbridge will hold a 71.0% ownership interest in the development.

“We are pleased to have entered into this arrangement and to increase our overall investment in the Cabin Gas Plant Development. We look forward to working with producers in this region as they develop the potential of the Horn River basin and other shale gas opportunities” said Al Monaco, President, Gas Pipelines, Green Energy & International, Enbridge Inc.

The transaction announced today is on the same terms as the previously announced transaction with Encana Corporation. Upon completion of Phases 1 and 2, Enbridge’s total investment is now expected to be approximately $1.1 billion. Closing of the transaction is subject to normal closing conditions.

The Cabin Gas Plant development is located 60 kilometers northeast of Fort Nelson, British Columbia in the Horn River Basin. Phase 1 will have 400 Mmcf/d of natural gas processing capacity. The plant is currently under construction and is expected to be in-service in late 2012. Phase 2 will add an additional 400 Mmcf/d of capacity and has been sanctioned by producers and received regulatory approval. The Phase 2 plant is expected to be ready for service in the third quarter 2014.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an emerging focus on power transmission and carbon dioxide transportation and sequestration. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and green energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: Jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

EDF EN Canada Inc. and Enbridge partner in the 300-MW Lac Alfred Wind Project in Quebec

CALGARY, Alberta & MONTREAL, Quebec Nov. 3, 2011—Enbridge Inc. (TSX:ENB) (NYSE:ENB) and EDF EN Canada Inc. announced today that they have signed an agreement under which Enbridge will invest about $330 million to acquire a 50 per cent interest in and become a co-owner of the 300-megawatt (MW) Lac Alfred Wind Project.

“The Lac Alfred Project marks Enbridge’s entree into the growing Quebec wind energy market, the second largest in Canada,” said Al Monaco, President, Gas Pipelines, Green Energy & International. “Quebec is an attractive investment environment for us given the province’s wind capacity target of 4,000 MW by 2015, the availability of long term power purchase arrangements there, and the province’s accessible transmission infrastructure.

“The project advances Enbridge’s strategy to invest in renewable energy infrastructure as part of a sustainable power generation platform with solid returns, stable cash flow and environmental benefits,” Mr. Monaco added. “We’re delighted to partner with EDF EN Canada Inc., a proven wind energy developer and operator.”

“EDF EN Canada is pleased to launch this partnership and engage in a co-ownership relationship with Enbridge,” said Tristan Grimbert, President and CEO of EDF EN North America. “As an integrated operator we take a balanced approached to our project portfolio and this agreement provides an opportunity to further our ambition as a world-class renewable project developer. The mutual confidence and collaboration between our two companies demonstrates solid business practices and secures a strong Quebec and Canadian presence.”

The project, located 400 kilometres north east of Quebec City in Quebec’s Bas-Saint-Laurent region, will consist of 150 wind turbines supplied by REpower and made with locally-manufactured blades, towers and converters. Construction is slated to take place in two phases: Phase 1, which began in June 2011, is expected to be finished in December 2012, while Phase 2 is expected to be completed in December 2013. When fully operational, the project will generate enough clean electricity to meet the needs of about 70,000 homes.

EDF EN Canada Inc. will continue to lead and manage the construction phase under a fixed price, turnkey engineering, procurement and construction (EPC) agreement. EDF EN Canada Inc.’s operation and maintenance affiliate, enXco Service Canada Inc., will provide long-term operations and maintenance (O&M) services. Hydro-Quebec will buy the power under a 20-year power purchase agreement (PPA) and construct the 30-kilometre transmission line to connect the project to the grid under an interconnection agreement.

The transaction is subject to customary conditions precedent, including the consent and approval of Hydro-Quebec Distribution and Hydro-Quebec TransEnergie.

Lac Alfred Wind Project at a glance:

Location:	Bas-Saint-Laurent region of Quebec
Capacity Peak:	300 MW
Annual Yield:	Almost 1 million MWh
Equivalent Homes Served:	About 70,000
Technology (turbines):	150 REpower 2-MW turbines
Construction:	Fixed price, turnkey EPC contract
Energy Purchaser:	Hydro-Quebec (20 year agreement)
Interconnection:	Hydro-Quebec
Construction:	Began - June 2011/Phase II Completion- December 2013
Jobs created:	More than 150 jobs in the community during
construction; up to 15 local, full-time operational jobs

About Enbridge

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an emerging focus on power transmission and carbon dioxide transportation and sequestration. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and green energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About EDF EN Canada Inc.:

EDF EN Canada Inc., an EDF Energies Nouvelles Company, is a market leader in renewable energy development, with an integrated approach that covers every aspect of project origination and implementation through to electricity generation, operations and maintenance. The company offers financial strength, technical innovation and an unmatched commitment to customer service. EDF EN Canada Inc. draws on the market leadership of enXco, Inc., EDF Energies Nouvelle’s US affiliate. With 5,162 MW of renewable energy projects in service or under construction worldwide, EDF EN is at the forefront of renewable energy development. www.edf-en.ca.

FOR FURTHER INFORMATION PLEASE CONTACT:

ENBRIDGE

Jennifer Varey

Media

(403) 508-6563 or Toll Free: (888) 992-0997

Email: Jennifer.varey@enbridge.com

Jody Balko

Investment Community

(403) 231-5720

Email: jody.balko@enbridge.com

EDF EN Canada Inc.

Daniel Giguère

Public Affairs Manager

(418) 997-2545

Email : Daniel.giguere@edf-en.ca

Sandi Briner

Director, Marketing & Communications

(858) 521-3525

Email: Sandi.Briner@edf-en.ca

NEWS RELEASE

Enbridge Announces $300 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, November 14, 2011 Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with a group of underwriters to sell 12 million cumulative redeemable preference shares, series D (the “Series D Preferred Shares”) at a price of $25.00 per share for distribution to the public. Closing of the offering is expected on November 23, 2011.

The holders of Series D Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the board of directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period ending March 1, 2018. The first quarterly dividend payment date is scheduled for March 1, 2012. The dividend rate will reset on March 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.37 per cent. The Series D Preferred Shares are redeemable by Enbridge, at its option, on March 1, 2018 and on March 1 of every fifth year thereafter.

The holders of Series D Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series E (the “Series E Preferred Shares”), subject to certain conditions, on March 1, 2018 and on March 1 of every fifth year thereafter. The holders of Series E Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the board of directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.37 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2 million Series D Preferred Shares at a price of $25.00 per share.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by TD Securities Inc. RBC Capital Markets and Scotia Capital Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an emerging focus on power transmission and carbon dioxide transportation and sequestration. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and green energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Jennifer Varey

Media

(403) 508-6563 or Toll Free: (888) 992-0997

jennifer.varey@enbridge.com

Enbridge Inc.

Jody Balko

Investment Community

(403) 231-5720

jody.balko@enbridge.com

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, November 14, 2011 Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced that as a result of strong investor demand for its previously announced offering of cumulative redeemable preference shares, series D (the “Series D Preferred Shares”), the size of the offering has been increased to 18 million Series D Preferred Shares. The aggregate gross proceeds will now be $450 million.

The holders of Series D Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the board of directors of Enbridge, yielding 4.00 % per annum, for the initial fixed rate period ending March 1, 2018. The first quarterly dividend payment date is scheduled for March 1, 2012. The dividend rate will reset on March 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.37%. The Series D Preferred Shares are redeemable by Enbridge, at its option, on March 1, 2018 and on March 1 of every fifth year thereafter.

The holders of Series D Preferred Shares will have the right to convert their shares into cumulative redeemable preference shares, series E (the “Series E Preferred Shares”), subject to certain conditions, on March 1, 2018 and on March 1 of every fifth year thereafter. The holders of Series E Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the board of directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.37%.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is co-led by TD Securities Inc. RBC Capital Markets and Scotia Capital Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an emerging focus on power transmission and carbon dioxide transportation and sequestration. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and green energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Jennifer Varey

Media

(403) 508-6563 or Toll Free: (888) 992-0997

jennifer.varey@enbridge.com

Enbridge Inc.

Jody Balko

Investment Community

(403) 231-5720

jody.balko@enbridge.com

NEWS RELEASE

Enbridge to acquire ConocoPhillips’s interest in Seaway Crude Pipeline System for US$1.15 billion

CALGARY, Alberta November 16, 2011 – Enbridge Inc. (TSX, NYSE: ENB) announced today that it has entered into an agreement to acquire ConocoPhillips’ (NYSE: COP) 50 per cent interest in the Seaway Crude Pipeline System for US$1.15 billion. On closing, Enbridge will become joint owner of the pipeline with Enterprise Products Partners L.P. (NYSE: EPD) (“Enterprise”). Enterprise will continue to operate the pipeline system and storage facilities.

“The Seaway Pipeline is a key strategic asset in the US Gulf Coast and an excellent fit with Enbridge’s existing pipeline system,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc.

The 670-mile (1,078-kilometer) Seaway Crude Pipeline System (SCPS) includes the 500-mile (805-kilometer), 30-inch diameter Freeport, Texas to Cushing, Oklahoma long-haul system, as well as the Texas City Terminal and Distribution System which serves refineries in the Houston and Texas City areas. SCPS also includes 6.8 million barrels of crude oil tankage on the Texas Gulf Coast and four import docks at two locations.

Closing of the transaction is subject to normal closing conditions and customary regulatory approvals and is anticipated by early 2012.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Gina Jordan Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: gina.jordan@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge and Enterprise agree to reverse Seaway crude oil pipeline from Cushing to U.S. Gulf Coast

CALGARY, Alberta and HOUSTON, Texas November 16, 2011 – Enbridge Inc. (“Enbridge”) (NYSE/TSX: ENB) and Enterprise Products Partners L.P. (“Enterprise”) (NYSE: EPD) today announced that they have agreed to reverse the direction of crude oil flows on the Seaway pipeline to enable it to transport oil from Cushing, Oklahoma to the U.S. Gulf Coast. Pending regulatory approval, the line could operate in reversed service with an initial capacity of 150,000 barrels per day by second quarter 2012.

“The Seaway Pipeline reversal provides an early opportunity to offer Gulf Coast access to midcontinent producers and other crude oil shippers,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “A Seaway reversal will provide capacity to move secure, reliable supply to Texas Gulf Coast refineries, offsetting supplies of imported crude.”

Michael A. Creel, President and Chief Executive Officer of Enterprise’s general partner, said, “We congratulate Enbridge on its agreement to purchase a 50 per cent interest in Seaway. We believe that reversing the direction of crude oil movement on Seaway and the construction of additional infrastructure will accelerate access to Gulf Coast markets, reduce transportation costs, improve both producer and refiner economics and hasten the development of North America’s crude oil reserves.”

Following pump station additions and modifications, anticipated to be completed by early 2013, the capacity of the reversed Seaway Pipeline will be up to 400,000 barrels per day in mixed service. Enbridge and Enterprise expect that the reversed Seaway pipeline will be fully contracted. The partners anticipate conducting an open season to validate shipper support for an expansion of Seaway, through looping or twinning.

After reversing the direction that crude oil flows on the 500-mile (805-kilometer), 30-inch diameter, long-haul pipeline, Seaway will deliver crude from Cushing into the Houston-area market by utilizing existing affiliate and third-party pipelines as well as its Texas City local pipeline system. Enbridge and Enterprise plan to build a 45-mile (72-kilometer) pipeline that will link Seaway directly to Enterprise’s ECHO crude oil storage terminal located southeast of Houston. This will provide shippers with enhanced connectivity and more efficient transportation to the Houston refining market. Additional investment required by the joint venture partners to reverse the line and construct supporting lateral and related facilities is expected to be approximately $300 million.

NOTE TO THIS PRESS RELEASE: As announced earlier today Enbridge Inc. (TSX, NYSE: ENB) entered into an agreement to acquire ConocoPhillips’ (NYSE: COP) 50 per cent interest in the Seaway Crude Pipeline System for US$1.15 billion, and become joint owner of the pipeline with Enterprise Products Partners L.P. (NYSE: EPD) (“Enterprise”).

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enterprise Products Partners L.P.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. Enterprise’s assets include approximately: 50,000 miles of onshore and offshore pipelines; 192 million barrels of storage capacity for NGLs, refined products and crude oil; and 27 billion cubic feet of natural gas storage capacity. Services include: natural gas transportation, gathering, processing and storage; NGL fractionation, transportation, storage, and import and export terminaling; crude oil and refined products storage, transportation and terminaling; offshore production platform; petrochemical transportation and storage; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico. Additional information is available a www.enterpriseproducts.com.

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise and Enbridge expect, believe or anticipate will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. Although Enterprise and Enbridge believe that the forward-looking statements included herein are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risks and uncertainties included in the reports filed with the Securities and Exchange Commission by Enterprise and Enbridge, respectively, and in the filings made by Enbridge with Canadian securities regulatory authorities. While Enterprise and Enbridge make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Enbridge intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Gina Jordan Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: gina.jordan@enbridge.com Enterprise Rick Rainey Media (713) 381-3635 Email: rrainey@eprod.com	Enbridge Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com Enterprise Randy Burkhalter Investment Community (713) 381-6812 or (866) 230-0745 Email: rburkhalter@eprod.com

NEWS RELEASE

Enbridge Announces Closing of $450 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, November 23, 2011 Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced it has closed its previously announced public offering of cumulative redeemable preferred shares, Series D (the “Series D Preferred Shares”) by a syndicate of underwriters co-led by TD Securities Inc, RBC Capital Markets and Scotia Capital Inc. Enbridge issued 18 million Series D Preferred Shares for gross proceeds of $450 million. The Series D Preferred Shares will begin trading on the TSX today under the symbol ENB.PR.D. The proceeds will be used for capital expenditures, to repay indebtedness and for other general corporate purposes.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. All sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an emerging focus on power transmission and carbon dioxide transportation and sequestration. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and green energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Jennifer Varey

Media

(403) 508-6563 or Toll Free: (888) 992-0997

jennifer.varey@enbridge.com

OR

Enbridge Inc.

Jody Balko

Investment Community

(403) 231-5720

jody.balko@enbridge.com